Exhibit 12.1

WellPoint, Inc.

Computation of Ratio of Earnings to Fixed Charges

(unaudited)

(millions of dollars, except ratios)

	Six Months Ended June 30,	Year Ended December 31,
	2014	2013	2012	2011	2010	2009
Ratio of Earnings to Fixed Charges
Earnings:
Income before income taxes	$2,393.8	$3,840.2	$3,858.3	$3,957.9	$4,353.8	$7,403.0
Interest expense, including amortization of debt discount and expense related to indebtedness	291.8	602.7	511.8	430.3	418.9	447.4
Estimated interest portion of rental expense	31.6	62.0	51.1	49.5	62.4	73.6

Total Earnings Available for Fixed Charges	$2,717.2	$4,504.9	$4,421.2	$4,437.7	$4,835.1	$7,924.0

Fixed Charges:
Interest expense, including amortization of debt discount and expense related to indebtedness	$291.8	$602.7	$511.8	$430.3	$418.9	$447.4
Estimated interest portion of rental expense	31.6	62.0	51.1	49.5	62.4	73.6

Total Fixed Charges	$323.4	$664.7	$562.9	$479.8	$481.3	$521.0

Ratio of earnings to fixed charges	8.40x	6.78x	7.85x	9.25x	10.05x	15.21x